FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 22, 2021

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

English summary of Registrant's immediate report filed with the Israeli Securities Authority, on October 22, 2021

CELLCOM ISRAEL ANNOUNCES
UPDATE  RE. SHARING AGREEMENT WITH XFONE

Netanya, Israel – October 22, 2021 – Cellcom Israel Ltd. (TASE: CEL) (hereinafter: the "Company") announced today that following its previous reports (the last of which was filed on Form 6-K on October 18, 2021), regarding the insolvency proceedings of Marathon (018) Xfone Ltd., or Xfone,  the Company's agreement with a corporation controlled by Mr. Yariv Lerner and the Clearmark Fund ("the Buyer") regarding the modification of the Company and Xfone's sharing and usage agreement ("the Updated Sharing Agreement") and  the Buyer's settlement arrangement offer to Xfone jointly submitted with Xfone and its controlling shareholder which includes the Updated Sharing Agreement with the Company and his proposal to purchase 2/3 of Xfone's share capital which were approved by the court and are subject to the receipt of the required approvals by the Israeli Ministry of Communications, or MOC, and the Israeli Competition Commissioner, the Company updates that as of this date and following a dialogue with the MOC, the Company estimates that even if the Updated Sharing Agreement includes modifications pursuant to the MOCs' requirements, it is not expected to affect the cash flow generated by the Company from Xfone under the Updated Sharing Agreement, but may reduce the consideration that will be recorded as revenue in its financial statements from Xfone. The Company estimates that the total consideration from Xfone will be between NIS 400-600 million during the agreement period (10 years). The Company further updates that as part of the Updated Sharing Agreement, the Buyer was given the option to obligate the Company to purchase the full (100%) of Xfone's share capital during a period of between 3 and 5.5 years from the date of the closing of the transaction, in exchange for an amount of NIS 130 million (which may increase in certain circumstances) (hereinafter the "Purchase Option") and to the extent that the said Purchase Option - which is conditional on receiving regulatory approvals at the time of exercise, insofar as the Buyer requests to exercise it, including the approvals of the MOC and the Competition Commissioner - will not be exercisable, the Buyer was given the possibility to obligate the Company to provide Xfone with an interest-bearing loan in the same amount against collateral as was agreed between the parties, and subject to the provisions of any law. The Company cannot estimate whether the Purchase Option will be exercised, and to the extent that it is exercised, whether the approvals required for its exercise will be received and under what conditions.

There is no certainty that the required approvals for updating the sharing agreement and/or for the purchase of Xfone by the Buyer will be received, and the Company will further update substantial developments regarding the subject matter.

The Company's estimates in this report are forward-looking information as defined in the U.S Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968. The Company's estimates may be realized differently than was estimated, inter alia, due to the MOCs' demands for changes in the Updated Sharing Agreement, development in Xfone's subscriber base, regulatory and competitive changes and other factors that are not under the Company's control.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of  mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high-speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.

CELLCOM

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	October 22, 2021	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary